                                                                      EXHIBIT 99

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

            CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

              FOR THE THREE AND NINE MONTHS ENDED JANUARY 30, 2002

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

                                                                     Third Quarter Ended
                                                             -----------------------------------
                                                             January 30, 2002   January 31, 2001
                                                                 FY 2002            FY 2001
                                                             ----------------   ----------------
                                                                         (Unaudited)
                                                                       (in thousands)
Sales......................................................     $1,317,978         $1,176,093
Cost of products sold......................................        799,155            717,011
                                                                ----------         ----------
Gross profit...............................................        518,823            459,082
Selling, general and administrative expenses...............        307,280            262,287
Royalty expense to related parties.........................         54,437             22,102
                                                                ----------         ----------
Operating income...........................................        157,106            174,693
Interest income............................................          7,700             29,531
Interest expense...........................................         50,707                349
Dividends from related parties.............................         30,799                 --
Other (income) expenses, net...............................         (4,056)             7,092
                                                                ----------         ----------
Income before income taxes and minority interest...........        148,954            196,783
Provision for income taxes.................................         17,121             72,776
                                                                ----------         ----------
Income before minority interest............................        131,833            124,007
Minority interest..........................................       (103,202)                --
                                                                ----------         ----------
Net income.................................................     $   28,631         $  124,007
                                                                ==========         ==========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

                                                                      Nine Months Ended
                                                             -----------------------------------
                                                             January 30, 2002   January 31, 2001
                                                                 FY 2002            FY 2001
                                                             ----------------   ----------------
                                                                         (Unaudited)
                                                                       (in thousands)
Sales......................................................     $3,095,761         $3,520,667
Cost of products sold......................................      1,847,838          2,142,884
                                                                ----------         ----------
Gross profit...............................................      1,247,923          1,377,783
Selling, general and administrative expenses...............        707,733            770,641
Royalty expense to related parties.........................        125,775             72,807
                                                                ----------         ----------
Operating income...........................................        414,415            534,335
Interest income............................................         29,860             93,421
Interest expense...........................................        156,962              6,571
Dividends from related parties.............................         99,923                 --
Other expenses, net........................................          5,176             16,960
                                                                ----------         ----------
Income before income taxes, minority interest and
  cumulative effect of accounting change...................        382,060            604,225
Provision for income taxes.................................         35,836            223,502
                                                                ----------         ----------
Income before minority interest and cumulative effect of
  accounting change........................................        346,224            380,723
Minority interest..........................................       (285,726)                --
                                                                ----------         ----------
Income before cumulative effect of accounting change.......         60,498            380,723
Cumulative effect of accounting change.....................             --              4,849
                                                                ----------         ----------
Net income.................................................     $   60,498         $  375,874
                                                                ==========         ==========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
               CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

                                                              January 30, 2002    May 2, 2001*
                                                                  FY 2002           FY 2001
                                                              ----------------    ------------
                                                                (Unaudited)
                                                                       (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................     $    9,589        $      393
  Receivables, net..........................................        682,572           506,447
  Due from related parties..................................        187,368            75,429
  Short-term notes receivable from related parties..........        894,880                --
  Inventories...............................................        783,917           655,170
  Deferred income taxes.....................................          4,395            50,042
  Prepaid expenses and other current assets.................        152,050            49,428
                                                                 ----------        ----------
     Total current assets...................................      2,714,771         1,336,909
Property, plant and equipment...............................      1,507,334         1,608,514
Less accumulated depreciation...............................        664,581           738,731
                                                                 ----------        ----------
     Total property, plant and equipment, net...............        842,753           869,783
Long-term notes receivable from related parties.............         35,000            35,000
Investments in related parties..............................      1,895,245         1,895,245
Other investments...........................................        195,475           201,438
Intangible assets, net......................................      1,900,022         1,208,294
Other noncurrent assets.....................................         64,821            54,822
                                                                 ----------        ----------
     Total other noncurrent assets..........................      4,090,563         3,394,799
                                                                 ----------        ----------
     Total assets...........................................     $7,648,087        $5,601,491
                                                                 ==========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term debt...........................................     $   43,455        $       --
  Portion of long-term debt due within one year.............        501,576            29,833
  Accounts payable..........................................        277,995           321,222
  Due to related parties....................................        229,930            96,221
  Other accrued liabilities.................................        219,475           224,384
                                                                 ----------        ----------
     Total current liabilities..............................      1,272,431           671,660
Long-term debt..............................................      4,215,495            23,932
Deferred income taxes.......................................          9,422           205,134
Deferred income.............................................         33,259            29,684
Other liabilities...........................................          5,986            12,684
Minority interest...........................................      1,601,455                --
Mandatorily redeemable Series A preferred shares............        325,000                --
Shareholders' equity:
  Common stock..............................................             11                --
  Additional capital........................................        135,386                --
  Retained earnings.........................................         49,876                --
  Accumulated other comprehensive (loss)....................           (234)               --
  Parent company's investment...............................             --         4,658,397
                                                                 ----------        ----------
     Total shareholders' equity.............................        185,039         4,658,397
                                                                 ----------        ----------
     Total liabilities and shareholders' equity.............     $7,648,087        $5,601,491
                                                                 ==========        ==========

---------------
* Summarized from audited Fiscal Year 2001 balance sheet

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
          CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                                                    Nine Months Ended
                                                           ------------------------------------
                                                           January 30, 2002    January 31, 2001
                                                               FY 2002             FY 2001
                                                           ----------------    ----------------
                                                                       (Unaudited)
                                                                      (in thousands)

Cash used for Operating Activities.......................      (388,589)           (244,673)
                                                              ---------           ---------
Cash Flows from Investing Activities:
  Capital expenditures...................................       (51,888)           (108,666)
  Proceeds from disposals of property, plant and
     equipment...........................................         3,046                  --
  Acquisitions, net of cash acquired.....................      (777,718)           (161,008)
  Investment in The Hain Celestial Group, Inc............            --             (79,743)
  Other items, net.......................................       (14,395)             36,200
                                                              ---------           ---------
     Cash used for investing activities..................      (840,955)           (313,217)
                                                              ---------           ---------
Cash Flows from Financing Activities:
  Payments on long-term debt.............................        (9,179)           (310,029)
  Proceeds from long-term debt...........................       751,059             323,928
  Proceeds from (payments on) commercial paper and
     short-term borrowings, net..........................       270,131                (217)
  Distributions to Partners..............................       (96,835)                 --
  Dividends on preferred shares..........................       (10,622)           (316,678)
  Net parent advances....................................            --             870,023
  Proceeds from mandatorily redeemable Series A preferred
     shares..............................................       325,000                  --
  Other items, net.......................................          (548)                 --
                                                              ---------           ---------
     Cash provided by financing activities...............     1,229,006             567,027
                                                              ---------           ---------
Net (decrease) increase in cash and cash equivalents.....          (538)              9,137
Cash and cash equivalents, beginning of period...........        10,127               2,322
                                                              ---------           ---------
Cash and cash equivalents, end of period.................         9,589              11,459
                                                              =========           =========

     See notes to condensed consolidated and combined financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                      NOTES TO CONDENSED CONSOLIDATED AND
                         COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) On May 3, 2001, H.J. Heinz Company ("Heinz") reorganized its U.S. corporate structure and established two primary companies for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP") collectively referred to as "Heinz Finance" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. H.J. Heinz Finance Company assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. The minority interest amount on the January 30, 2002 statement of income and balance sheet represents the Class A and General Partner interests in Heinz LP.

     The preparation of the January 31, 2001 and May 2, 2001 financial statements include the use of "carve out" and "push down" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level or an affiliate of Heinz, which related to or were incurred on behalf of the U.S. Group, have been identified and allocated or pushed down as appropriate to reflect results of the U.S. Group for the periods presented. See Note (9), for a further discussion regarding Heinz parent company costs.

     As a result of finalizing the reorganization, certain assets and liabilities which are included in the May 2, 2001 "carve out" balance sheet, were not contributed to Heinz Finance. Substantially all finished goods inventories of the U.S. Group remained assets of Heinz and were not contributed to Heinz LP. These retained inventories result in reduced sales and operating results in Fiscal 2002 when compared to Fiscal 2001.

(2) The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the business of Heinz Finance. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included.

(3)   INVENTORIES

     The composition of inventories at the balance sheet dates was as follows:

                                                            January 30,     May 2,
                                                               2002          2001
(in thousands)                                              -----------    --------
Finished goods and work-in-process........................   $624,059      $515,315
Packaging material and ingredients........................    159,858       139,855
                                                             --------      --------
                                                             $783,917      $655,170
                                                             ========      ========

(4)   TAXES

     The provision for income taxes consists of provisions for federal and state income taxes. The tax provision in the January 30, 2002 financial statements declined significantly since Heinz Finance has no tax obligation on the minority partners' interest in Heinz LP's income.

(5)   RESTRUCTURING

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of Heinz Finance's canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at Heinz Finance's Terminal Island, California facility).

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of January 30, 2002 were as follows:

                                                                 Employee
                                                                Termination
                                                   Non-Cash         and       Accrued
                                                     Asset       Severance     Exit     Implementation
     (in millions)                                Write-Downs      Costs       Costs        Costs        Total
     -------------                                -----------   -----------   -------   --------------   -----
     Restructuring and Implementation
       costs--Fiscal 2001.......................     $34.7         $15.4       $22.8        $11.8        $84.7
     Amounts utilized--Fiscal 2001..............     (34.7)         (5.8)       (1.7)       (11.8)       (54.0)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--May 2, 2001...        --           9.6        21.1           --         30.7
     Implementation costs--Fiscal 2002..........        --            --          --          1.2          1.2
     Amounts utilized--Fiscal 2002..............        --          (2.5)       (8.5)        (1.2)       (12.2)
     Liability assumed by related party--Fiscal
       2002.....................................        --          (3.8)       (0.6)          --         (4.4)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--
       January 30, 2002.........................     $  --         $ 3.3       $12.0        $  --        $15.3
                                                     =====         =====       =====        =====        =====

     During the first nine months of Fiscal 2002, Heinz Finance incurred implementation costs totaling $1.2 million pretax, which consisted of incremental costs directly related to the implementation of the Streamline initiative. Pretax charges of $1.1 million were classified as cost of products sold and $0.1 million as selling, general and administrative expenses ("SG&A"). In addition, Heinz Management Company, a wholly-owned subsidiary of Heinz, assumed a portion of the Heinz Finance's restructuring liability as a result of the realignment that occurred on May 3, 2001.

     During the first nine months of Fiscal 2002, Heinz Finance utilized $11.0 million of severance and exit cost accruals, principally for ceasing canned pet food production in its Terminal Island, California facility and its overhead reduction plan.

(6)   ACQUISITIONS

     During the second quarter of Fiscal 2002, Heinz Finance acquired Anchor Food Products branded retail business which includes the retail licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers and the Poppers brand of retail appetizer lines. Also during the second quarter of Fiscal 2002, Heinz Finance completed the acquisition of Delimex Holdings, Inc., a leading maker of frozen Mexican food products. Delimex is a leading U.S. producer of frozen taquitos, tightly rolled fried corn and flour tortillas with fillings such as beef, chicken or cheese. Delimex also makes quesadillas, tamales and rice bowls.

     During the first quarter of Fiscal 2002, Heinz Finance completed the acquisition of Borden Food Corporation's pasta sauce, dry bouillon and soup business. Under this transaction, Heinz Finance acquired such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups and Wyler's bouillons and soups. Heinz Finance also made a smaller acquisition.

     The above acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition dates. Final allocations of the purchase prices are not expected to differ significantly from the preliminary allocations. Operating results of the businesses acquired have been included in the consolidated and combined statements of income from the respective acquisition dates forward.

     Pro forma results of Heinz Finance, assuming all of the acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

(7)   RECENTLY ADOPTED ACCOUNTING STANDARDS

     In Fiscal 2001, Heinz Finance changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, Heinz Finance recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect adjustment of $4.8 million in net income as of May 4, 2000 was recognized during the first quarter of Fiscal 2001. The Fiscal 2001 nine months amounts include the effect of the change in accounting for revenue recognition.

(8)   RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". In addition, during May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives". Both of these issues provide guidance primarily on income statement classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. Generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration.

     In the fourth quarter of Fiscal 2002, Heinz Finance will reclassify promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from SG&A to net sales. Heinz Finance is currently assessing the combined impact of both issues, however, we believe that, based on historic information, sales could be reduced up to 7 to 8%. SG&A will be correspondingly reduced such that net earnings will not be affected.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing.

     The provisions of SFAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. Heinz Finance has not fully assessed the potential impact of the adoption of SFAS No. 142 which is effective for Heinz Finance in Fiscal 2003. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003.

     In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. Heinz Finance does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for Heinz Finance beginning in Fiscal 2003. Heinz Finance does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

(9)   RELATED PARTY TRANSACTIONS

     Employee Costs

     Certain of Heinz's general and administrative expenses are allocated to Heinz Finance. In Fiscal 2001, total costs allocated include charges for salaries of corporate officers and staff and other Heinz corporate overhead. In Fiscal 2002, these costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to Heinz Finance for these services were $87.8 million and $7.9 million for the quarters ended January 30, 2002 and January 31, 2001, respectively, and $252.6 million and $20.5 million for the nine months ended January 30, 2002 and January 31, 2001, respectively. These costs are recorded as cost of products sold and SG&A expense in the accompanying consolidated and combined statements of income.

     Heinz charges Heinz Finance for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to Heinz Finance through Heinz's consolidated programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on Heinz Finance's loss experience. Amounts charged to Heinz Finance for insurance costs were $13.1 million and $20.6 million for the quarter ended January 30, 2002 and January 31, 2001, respectively, and $45.8 million and $60.7 million for the nine months ended January 30, 2002 and January 31, 2001, respectively, and are recorded in SG&A expense in the accompanying consolidated and combined statements of income.

     Pension costs and postretirement costs are also charged to Heinz Finance based upon eligible employees participating in the Plans.

     Cash Management

     In Fiscal 2001, the U.S. Group maintained a cash management arrangement with Heinz. On a daily basis, all available cash was deposited and disbursements were withdrawn. Heinz charged (credited) the U.S. Group's interest on the average daily balance maintained in the resulting intercompany account. Net interest expense related to this arrangement, included in the combined statements of income was $8.7 million for the quarter ended January 31,

     2001 and $9.3 million for the nine months ended January 31, 2001. The interest rate charged to or received by the U.S. Group was 6.83% for the nine months ended January 31, 2001.

     Beginning in Fiscal 2002, Heinz Finance became the treasury center for cash management and debt financing for all of Heinz's domestic operations resulting in the $894.8 million of short-term notes receivable with related parties on the January 30, 2002 condensed consolidated balance sheet. An average interest rate of 3.21% was charged on these notes resulting in $6.9 million of interest income for the quarter ended January 30, 2002 and $27.5 million of interest income for the nine months ended January 30, 2002.

     Product sales and purchases

     Heinz Finance sells and purchases products and services to and from other Heinz affiliates. The results of such transactions are the $187.4 million and $75.4 million balances due from related parties as of January 30, 2002 and May 2, 2001, respectively, and the $229.9 million and $96.2 million balances due to related parties as of January 30, 2002 and May 2, 2001, respectively. Sales to related parties were $13.4 million and $16.1 million for the quarter ended January 30, 2002 and January 31, 2001, respectively, and $37.6 million and $50.3 million in the nine months ended January 30, 2002 and January 31, 2001, respectively, and purchases from related parties were $93.7 million and $97.8 million for the quarter ended January 30, 2002 and January 31, 2001, respectively, and $258.7 million and $338.4 million in the nine months ended January 30, 2002 and January 31, 2001, respectively.

     Other related party items

     Heinz Finance sells undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company ("RSC"). Heinz Finance sold $619.2 million and $1,291.0 million of receivables net of discount expense of $2.8 million and $9.4 million for the nine months ended January 30, 2002 and the year ended May 2, 2001, respectively, to RSC. As of January 30, 2002 and May 2, 2001, respectively, Heinz Finance had $-0- and $126.9 million of receivables sold to RSC. These sales were reflected as reductions of trade accounts receivable. Heinz Finance's contract with RSC terminated in December 2001.

     Until the fourth quarter of Fiscal 2001, Heinz Finance had outstanding notes receivable from Heinz affiliates which were used for working capital purposes and to fund acquisitions. The short-term notes had interest rates ranging from 6.50% to 7.00%. The long-term notes had interest rates ranging from 6.75% to 7.50% with a maturity of May 2003. Interest income earned by Heinz Finance related to these receivables was $33.0 million for the quarter ended January 31, 2001 and $90.7 million for the nine months ended January 31, 2001. In the fourth quarter of Fiscal 2001, these notes receivable from related parties were exchanged by Heinz Finance with a subsidiary of Heinz, PM Holding, Inc. ("PM Holding"), for $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding. This dividend amounted to $30.8 million for the quarter ended January 30, 2002 and $99.9 million for the first nine months of Fiscal 2002. This preferred stock investment is recorded in the Investments in related parties balance on the condensed consolidated and combined balance sheets as of January 30, 2002 and May 2, 2001.

     Heinz Finance paid royalties of $54.4 million and $22.1 million for the quarter ended January 30, 2002 and January 31, 2001 and $125.8 million and $72.8 million for the nine months ended January 30, 2002 and January 31, 2001, respectively, to Promark International, Inc., an indirect subsidiary of Heinz, for the use of trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying condensed consolidated and combined balance sheets relates to a receivable from Heinz that was contributed to Heinz Finance in exchange for common stock of Heinz Finance.

     Heinz Finance received an administrative fee from Heinz for acting as the agent in the sale of the retained inventory discussed in Note (1). This fee was $0.2 million for the quarter ended

     January 30, 2002 and $10.2 million for the nine months ended January 30, 2002, which is recorded as income in SG&A expense in the accompanying consolidated statements of income.

(10) On September 6, 2001, Heinz Finance, Heinz and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and an $800 million credit agreement which expires in September 2002. These credit agreements, which support Heinz Finance's commercial paper program, replaced the $2.30 billion credit agreement which expired on September 6, 2001. As of January 30, 2002, $1.38 billion of commercial paper was outstanding and classified as long-term debt due to the long-term nature of the supporting credit agreement.

     On July 6, 2001, Heinz Finance raised $325 million via the issuance of Voting Cumulative Preferred Stock, Series A with a liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. In addition, Heinz Finance issued $750 million of 6.625% Guaranteed Notes due July 15, 2011 which are guaranteed by Heinz. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings, financing acquisitions and ongoing operations.

(11) LONG-TERM DEBT

     The amount of long-term debt that matures in each of the four years following 2002 is: $450.1 million in 2003, $0.5 million in 2004, $259.0 million in 2005, and $0.5 million in 2006.

                                   Range of        Maturity      January 30,   May 2,
(dollars in thousands)             Interest      (Fiscal Year)      2002        2001
----------------------           -------------   -------------   -----------   -------
Commercial paper...............       Variable                   $1,380,527    $    --
Revenue bonds..................   3.25 - 7.12%     2002-2020      1,810,352     12,392
Promissory notes...............  6.18 - 7.002%     2003-2028      1,507,210      5,081
Other..........................                                      18,982     36,292
                                                                 ----------    -------
Total long-term debt...........                                   4,717,071     53,765
Less portion due within one
  year.........................                                     501,576     29,833
                                                                 ----------    -------
                                                                 $4,215,495    $23,932
                                                                 ==========    =======

(12) COMPREHENSIVE INCOME

                                                          Third Quarter   Nine Months
                                                              Ended          Ended
                                                          -------------   -----------
                                                           January 30,    January 30,
                                                              2002           2002
(in thousands)                                               FY 2002        FY 2002
--------------                                            -------------   -----------
Net income..............................................     $28,631        $60,498
Deferred gains/(losses) on derivatives:
  Net change from periodic revaluations.................        (935)            51
  Net amount reclassified to earnings...................         (48)           (24)
                                                             -------        -------
Comprehensive income....................................     $27,648        $60,525
                                                             =======        =======

(13) FINANCIAL INSTRUMENTS

     Heinz Finance utilizes certain financial instruments to manage its commodity price and interest rate exposures.

     COMMODITY PRICE HEDGING: Heinz Finance uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather

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

     conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges.

     INTEREST RATE HEDGING: Heinz Finance uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

     During Fiscal 2002, Heinz Finance entered into interest rate swap agreements to convert the interest rate exposure on certain of Heinz Finance's existing long-term debt from fixed to floating. The weighted average fixed rate of the associated debt is 6.433%. The aggregate notional amount of these swaps is $1.3 billion and their average duration is 12 years.

     HEDGE INEFFECTIVENESS: During the nine months ended January 30, 2002, hedge ineffectiveness related to cash flow hedges was immaterial.

     DEFERRED HEDGING GAINS AND LOSSES: As of January 30, 2002, Heinz Finance is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.2 million of net deferred loss reported in accumulated other comprehensive income to be reclassified to earnings within that time frame.

(14) SUBSEQUENT EVENT

     On March 7, 2002, Heinz Finance issued $700 million of 6.00% Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032, which are guaranteed by Heinz. The proceeds will be used to retire commercial paper borrowings. Heinz Finance converted $750 million of the new debt from fixed to floating through interest rate swap agreements.

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